U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Holden Stephen (Last) (First) 718 W. Bus. Highway 60 (Street) Dexter Missouri 63841 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 08/19/2002	4. Issuer Name and Trading Symbol Cytomedix, Inc. CYME	6. If Amendment, Date of Original (Month/Day/Year) N/A
	3. IRS Identification Number of Reporting Person, if an entity N/A	5. Relationship of Reporting Person to Issuer Director X Officer 10% Owner Other	7. Individual or Joint Group Filing X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Ownership
Common Stock	250,000 shares	D	N/A

Table II - Derivative Securities Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date
Class A Warrants	07/29/2002	07/29/2004	Common Stock	62,500	$1.00	D	N/A
Class B Warrants	07/29/2002	07/29/2005	Common Stock	37,500	$1.50	D	N/A
Options	08/19/2003	08/19/2013	Common Stock	33,000	$1.50	D	N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person:

/s/Stephen W. Holden

Stephen W. Holden

Date: August 29, 2002